UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ENDEAVOUR INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29259G200

(CUSIP Number)

Talisman Group Investments, L.L.C.

324 Royal Palm Way, Suite 229

Palm Beach, FL 33480

(212) 672-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

April 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Talisman Realty Capital Master, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Talisman Group Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Talisman Group Investments, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS The Talisman Group L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Talisman Family, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Jason Taubman Kalisman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,620,570
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,620,570
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,620,570
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.67%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Endeavour International Corporation, a Nevada corporation (the “Issuer”), and hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2014 as amended by Amendment No. 1 to the Schedule 13D filed on February 24, 2014 and Amendment No. 2 to the Schedule 13D filed on March 10, 2014 (together, the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the addition of the following:

On April 16, 2014, the General Partner changed its name from Talisman Group GP, L.L.C. to Talisman Group Partners, L.L.C.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On April 28, 2014, the Reporting Persons filed a preliminary proxy statement (the “Proxy Statement”) with the SEC in connection with the Issuer’s 2014 annual meeting of stockholders (the “Annual Meeting”) seeking support for the following purposes:

1.	To elect Mr. Jason Taubman Kalisman, the Reporting Persons’ nominee, and Messrs. William D. Lancaster and James H. Browning, two of the three candidates nominated by the Issuer, to the Board of Directors of the Issuer;

2.	To ratify the appointment of Ernst & Young LLP as the Issuer’s independent registered public accounting firm for fiscal 2014;

3.	To reject the Issuer’s 2014 Stock Incentive Plan;

4.	To vote, on an advisory basis, against the named executive officer compensation; and

5.	To transact any other business that may be properly brought before the Annual Meeting.

The Proxy Statement, dated April 28, 2014, is incorporated herein by reference.

STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY TALISMAN GROUP INVESTMENTS, L.L.C. AND ITS AFFILIATES FROM THE STOCKHOLDERS OF THE COMPANY FOR USE AT THE ANNUAL MEETING WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, SUCH MATERIALS WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING THE PARTICIPANTS’ PROXY SOLICITOR, OKAPI PARTNERS LLC, TOLL FREE AT (877) 796-5274, OR BY EMAIL TO INFO@OKAPIPARTNERS.COM.

INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED PURSUANT TO RULE 14A-12 WITH THE SEC BY TALISMAN GROUP INVESTMENTS, L.L.C. ON APRIL 28, 2014, AS IT MAY BE AMENDED FROM TIME TO TIME. THE SCHEDULE 14A AND ANY AMENDMENTS ARE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Other than as described in this Schedule 13D, as amended from time to time, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any material change in the Issuer’s present capitalization or dividend policy, (e) any other material change in the Issuer’s business or corporate structure, (f) any changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (h) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Common Stock in this Statement are based upon 51,961,458 shares of Common Stock outstanding, which includes 50,340,888 shares of Common Stock stated to be outstanding in the Issuer’s Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on April 17, 2014, and 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes. The Reporting Persons may be deemed to beneficially own an aggregate of 7,620,570 shares of Common Stock consisting of 2,000,000 shares of Common Stock, 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes, and 4,000,000 shares of Common Stock deliverable upon exercise of the Options, which constitutes 14.67% of the Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

TRC Master Fund beneficially owns 7,620,570 shares of Common Stock, which represents approximately 14.67% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The General Partner, as the general partner of TRC Master Fund, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.67% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Manager, as the investment advisor of TRC Master Fund, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.67% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Holdco, which is the sole owner of the Manager, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.67% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The InvestCo, which is the sole owner of the Holdco, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.67% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Jason Taubman Kalisman, who is the managing member of the InvestCo, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 14.67% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2014

TALISMAN REALTY CAPITAL MASTER, L.P.

By:	Talisman Group Partners, L.L.C., its General Partner

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP PARTNERS, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP INVESTMENTS, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

THE TALISMAN GROUP L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN FAMILY, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman